November 15, 2021	TSX.V - GIGA

Giga Metals to attend 121 Mining Investment Conference in London

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (OTCQX: HNCKF) (TSX.V - GIGA) (FSE: BRR2) announced today that Giga Metals will meet with investors in London at the 121 Mining Investment Conference on November 18th and 19th, 2021.  Both Mr. Jarvis and Martin Vydra, President of Giga Metals, will attend the investor meetings.

"We are pleased to attend our first in-person conference in London and have a full schedule of one-on-one meetings with qualified investors," said Giga CEO Mark Jarvis. "Martin and I will also meet with investors outside of the 121 conference hours and anticipate that this will be a very busy and productive week for Giga Metals."

"This is a very exciting time for nickel as the world comes to terms with the amount of battery metals needed to achieve decarbonization," said Mr. Vydra.  "We believe Giga Metals is well positioned to provide an ethical supply of low-carbon nickel needed for the electric vehicle revolution."

121 Mining Investment London brings together miners and investors in a proven format, whereby investors get to question mining company CEOs in 1-2-1 meetings, and miners get to discuss their projects with a wide range of investors in one place.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, one of the significant undeveloped sulphide nickel and cobalt resources in the world. Giga is also exploring for sediment hosted copper deposits in Brazil.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
Tel: 604 681 2300
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX
Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8 T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com